Part I, Item 7:
Primary Address
Street 1 ~~Equinix NY5 Data Center~~ Equinix NY4 Data Center
Street 2 ~~800 Secaucus Road~~ 755 Secaucus Road
City Secaucus
Zip 07094
State NEW JERSEY
~~Secondary Address~~
~~Street 1 Equinix NY4 Data Center~~
~~Street 2 755 Secaucus Road~~
~~City Secaucus~~
~~Zip 07094~~
~~State NEW JERSEY~~

Part II, Item 6(b):
BCI has entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, under which Ocean will host, operate and support the technology platform for LX subject to the direction and oversight of BCI as the Broker Dealer Operator. Pursuant to the agreement, Ocean also provides certain support services related to BCI's compliance, surveillance, supervisory, recordkeeping and reporting obligations subject to the direction and oversight of BCI as the Broker Dealer Operator. Certain aspects of the services provided by Ocean to BCI utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker Dealer Operator, BCI is responsible for the operation of LX in compliance with the federal securities laws. Ocean is responsible for carrying out the operation of LX and all aspects of Part III of the Form ATS-N with the exception of Items 6 (Co-location and Connectivity), 12 (Liquidity Providers), 15 (Display), 16 (Routing), 18 (Trading Outside of Regular Trading Hours), 19 (Fees), 22 (Clearance and Settlement), 24 (Order Display and Execution Access) and 25 (Fair Access). Certain of these enumerated functions do not apply to LX or are handled by BCI personnel.

~~The migration, further described below in Part III, Item 11(a), is planned to begin on June 1, 2023 on a symbol by symbol basis. It is anticipated that all symbols will be migrated to the Ocean platform by June 9, 2023. The tentative schedule of symbol transition is as follows: June 1, 2023 – Symbols beginning with Q; June 5, 2023 – Symbols beginning with I, J, K, L, O, P or R; June 9, 2023 – Symbols beginning with A, B, C, D, E, F, G, H, M, N, S, T, U, V, W, X, Y or Z.~~

~~This rollout schedule is subject to change. The latest updates and up to date information on the migration of symbols are available at https://www.barx.com/eqdisclosures.html.~~

~~During the initial migration of the technology platform to Ocean, as~~ As discussed in Part I, Item 7, LX ~~will be simultaneously~~ is located at ~~both the Equinix NY5 and~~ the NY4 Data Centers in Secaucus, NJ. LX utilizes Equinix as the provider of the co-location services. ~~While LX will be simultaneously located in both locations and operating on both platforms during the migration, each symbol available for trading will only be available on one or the other platform, based on the above noted symbol by symbol migration schedule; at no time will a symbol be simultaneously available for trading on both the Barclays-hosted and Ocean-hosted platforms.~~ As discussed in Part III, Item 23, LX utilizes ~~Exegy for market data for symbols traded on the~~

Barclays technology platform during the migration to Ocean. Additionally, the Barclays platform has the ability to failover to market data feeds provided by the SIP. For symbols traded on the Ocean platform, direct market data feeds are sourced as set forth in Part III, Item 23; for those markets were where Ocean does not have direct market data feeds, Ocean utilizes the SIP for market data. Broadridge Business Process Outsourcing LLC ("Broadridge") provides clearance and settlement services for Barclays including in respect of executions that take place in LX as further described in Part III, Item 22.

Part II, Item 7(a):
GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. The LX matching engine and associated gateways on the Ocean technology platform are on separate hardware from other systems hosted and/or operated by Ocean matching engine and associatedand gateways for LX hosted on Barclays' technology platform run on standalone hardware (i.e., server) that is not shared with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform) or other trading system (such as order management and trade capture systems). Similarly, the LX matching engine and associated gateways on the Ocean technology platform are on separate hardware from other systems hosted and/or operated by Ocean. The hardware for LX on the Barclays technology platform is housed in the same data center as other Barclays systems; Ocean's technology platform is housed in a different data center from Barclays' systems. All orders bound for LX, whether through the Barclays smart order router, the router component of Barclays' algorithms, or direct connection to LX, pass through the LX gateways hosted on Barclays' technology platform as the access point to LX; for symbols migrated to the OCEAN platform, Barclays will then sends orders in those symbols to OCEAN. Barclays maintains physical restrictions, policies and procedures designed to safeguard the confidential trading information of Subscribers. Barclays considers Subscribers' identities, information relating to live orders, trading interests and executions in LX and post-execution information that Barclays reasonably believes contains evidence of a Subscriber's contemporaneous interests in the same or additional live orders and trading interests in LX (as well as data or analytics related to such post-execution information) to be confidential trading information. The foregoing notwithstanding, Barclays does not consider post-execution information to include information made public under reporting or regulation (e.g., information that is reported to the consolidated tape pursuant to FINRA trade reporting requirements), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous execution statistics of the type reported on Barclays website (as described in Part III, Item 26) and the information disclosed as described in Part II, Item 7(b) below) to be confidential trading information. Barclays also does not consider any post-execution information when used by its settlements, operations and middle office personnel in the ordinary course of their job functions to be confidential trading information. Barclays administers the ability to monitor client electronic trading flow through permission-based systems. BARCLAYS PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays does not have any personnel solely responsible for LX. The shared personnel described in response to Part II, Item 6(a) are the only Barclays personnel who have access to Subscriber confidential trading information. Barclays prohibits those personnel from sharing any Subscriber confidential trading information with persons not authorized to receive such information by policy. Violations of such policies are punishable under Barclays Compliance breach process and/or by dismissal from the firm. Barclays does not provide Subscriber

confidential trading information to Barclays' business units or to Barclays' clients in furtherance of Barclays' principal trading activities. OCEAN PERSONNEL WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Certain Ocean and Nasdaq employees have access to Subscriber confidential trading information. Such employees include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management. OCEAN's policies and procedures (i) restrict which employees have access to Subscriber Confidential Trading Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Trading Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations. The confidential trading information consists of information regarding individual orders and executions, names of Subscribers, and volume of orders in LX. Ocean's policies and procedures employ a three-pronged approach to permission access to LX. First, an employee must complete compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training. Ocean employees that have access to confidential trading information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures. " Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Trading Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations including non-compliance with the above referenced policies and procedures. In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. Ocean is also obligated to notify BCI of any actual or suspected unauthorized access to confidential information, which includes Subscriber confidential trading information, in a timely manner. BCI has the right to audit Ocean's operation of LX, including Ocean's access to and use of Subscriber confidential trading information either through audits conducted by BCI's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite. OTHER THIRD PARTY VENDOR ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. Barclays may, as needed for diagnostic and analytical purposes, provide Subscriber confidential trading information to third party vendors who provide services to LX and are subject to contractual non-disclosure obligations. An example of this is a vendor who has developed software designed to report on latency within LX. SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION. LX provides information to Barclays' order router and the order router component of Barclays' algorithms on a real time basis about Firm Orders (as described in Part III, Item 9(a)) posted to the LX order book. The order router and the order router component of Barclays' algorithms use the Firm Order information from LX solely to decide whether to route an order to LX. The information provided to the order router and the order router component of Barclays' algorithms contains aggregated buy and sell interest per symbol pegged to the current National Best Bid Offer ("NBBO"). LX does not provide any information to Barclays' order router or the order router component of Barclays' algorithms about

Conditional Orders (as described in Part III, Item 9(a)). Barclays order router and Barclays' algorithms do, however, receive enhanced information about Conditional Invitations. In addition to the price, side and symbol of a potential match, which information is included in a Conditional Invitation message (as described in Part III, Item 9 above), the order router and Barclays' algorithms are informed of the size of the match (which is the smaller of the Conditional Order size and the potential contra side order size). LX does not provide client-specific information to the order router or the order router component of Barclays' algorithms. The order router and the order router component of Barclays' algorithms do not share any information they receive from LX with any other Barclays trading venue (such as BARX Book, Barclays' single dealer platform), trading system (such as order management and trade capture systems), desk or any third-party (other than personnel who require access to perform maintenance or to address technological, legal or compliance issues that may arise with LX or the router or the order router component of Barclays' algorithms). In addition, because Subscribers can direct Firm Orders or Conditional Orders s to the ATS through the order router and because the order router and/or the router component of Barclays' algorithms may decide to route Firm Orders or Conditional Orders to LX, the order router and/or the router component of Barclays' algorithms have information about these Firm Orders or Conditional Orders that are bound for LX. With respect to both Firm Orders and Conditional Orders routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the identity of the Subscriber submitting the order, as well as the price, side, symbol, order type, whether the order is Conditional Eligible, and the order attributes and parameters described in Part III, Item 7. In addition, with respect to Conditional Orders and Firm-up Orders (as described in Part III, Item 9) routed to LX through or by the order router or the order component of Barclays algorithms, the order router and/or the router component of Barclays' algorithms, as the case may be, will have information relating to the additional features of those order types described in Part III, Item 9. The order router and the order router component of Barclays' algorithms do not generate indications of interest based on information from LX. Subscribers can opt out of having their Posted Order information included in the aggregated information provided to the order router and the order router component of Barclays' algorithms by contacting their Equities sales coverage, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Additionally, the order and execution management systems (including Barclays' algorithms and order router) used by Barclays' Electronic Trading Department and Equities Sales and Trading personnel described in response to Part II, Item 6(a) can transmit Subscribers' confidential trading information to the extent orders handled by any such person are routed to the ATS. These systems communicate information to Sales and Trading personnel that identifies the Trading Centers to which their clients' orders were routed and/or executed, including LX. All Subscriber orders entering LX pass through the FIX interface. Barclays maintains multiple databases containing historical trading information, including information relating to transactions executed in LX. The Electronic Trading Department and Equities Sales may use this information to run queries and generate reports as described above. Legal, Compliance or other control functions may use this information to investigate historic trading activity or to respond to regulatory requests. Barclays employs various tools for real-time monitoring of LX. The Service Desk and RTB use these applications to research Subscriber's orders and executions and monitor the health of LX. SAFEGUARDING AND OVERSEEING SUBSCRIBER TRADING INFORMATION. Barclays restricts access to systems containing Subscriber confidential trading information by policies and procedures. These policies and procedures apply across all entities in the Barclays group. Access to LX, other relevant Barclays' systems and Subscriber trading information requires permissioned log-ons and/or physical access. Permissions are handled through Barclays' Request system or by way of separate supervisory and Compliance and/or Legal approval. Permissions logged in the Request system require supervisory and Compliance approval. In reviewing such access requests, a Supervisor considers factors including the person's current role and whether the person performs a function related to LX. A person's request will be denied if it is deemed unnecessary or inappropriate. Supervisors review all permissions logged in the Request system annually as part of Barclays' One Cert review process. Because of this certification process, permissions will be cut off if access is no longer required or appropriate. Additionally, Barclays automatically removes systems access as part of its Joiner/Mover/Leaver processes should a relevant person leave Barclays or change roles within the firm to a job function for which such access is unnecessary or inappropriate. SEPARATION. Barclays has information barriers to separate personnel and systems with access to Subscriber confidential trading information from those not permitted to access such information. Barclays also relies on information barriers to separate personnel and systems with access to different types of Subscriber confidential trading information. The Electronic Trading Department is situated in a different area on the Equities Trading floor from Equities Sales and Trading. The BTB and RTB Technology teams that service LX are on a different floor from the Barclays Equities Division. QPS is on a different floor from the Electronic Trading Department and the BTB and RTB Technology teams that service LX. FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS. Barclays subjects all personnel to firm-wide policies restricting the use and disclosure of confidential information, including confidential information relating to information of Subscribers to LX. Additionally, Barclays' policies and procedures prohibit trading on material non-public information. Employees with access to Subscriber confidential trading information (as identified in Part II, Item 6) are provided additional training regarding the sensitivity of such information and limitations on permitted use. PERSONAL TRADING RESTRICTIONS. All Barclays' personnel are subject to firm-wide policies that control the trading of a person's account. Personnel are required to disclose all personal trading accounts, managed accounts and private investments held by themselves and their Connected Persons (e.g., spouse, domestic partner, children, etc.). The policy also requires personnel and their Connected Persons to disclose and receive prior approval for personal investments to prevent conflicts of interest and/or the misuse of material non-public information and non-public information. Additionally, Barclays' policy empowers it to suspend, restrict or rescind the ability of any Barclays personnel to conduct personal investment activity for failure to comply with the policy. The policy also requires specific holding periods for certain types of securities held by personnel. A failure to comply with such policies may result in discipline, including but not limited to a Compliance breach. Barclays monitors compliance with such policy using reports that incorporate trading information received in connection with the approved accounts of Barclays personnel.

Part III, Item 4(a):
LX operates from 9:30 A.M. ET to 4:00 P.M. ET. LX will be closed or will close early during market holidays or shortened trading days. Both Firm Orders and Conditional Orders are accepted from 8:00 A.M. ET to 4:00 P.M ET. All orders received by LX prior to its open are entered into the queue and become eligible for execution at or after 9:30 A.M. ET. All orders

received by LX prior to its open are time stamped in the order received for purposes of determining order priority. Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives ~~through the SIP (via Exegy for symbols trading on the Barclays hosted platform or~~ via direct feeds and the SIP ~~for symbols traded on the Ocean platform~~, as set forth in Part III, Item 23~~)~~, a security status code of OPEN. At 4:00 P.M. ET (or such earlier time in the event of a shortened trading day or early closure), any unexecuted orders will be canceled. Barclays has discretion to close or not to open LX (in whole or in part) in the event of a market disruption or technological or other issue.

Part III, Item 6(a):
LX offers cross connection services to all Subscribers that wish to connect directly to LX. ~~During the migration of LX to the Ocean platform, LX will initially be hosted simultaneously (on a symbol by symbol basis, with each symbol only available to trade on one of the two platforms) in the Equinix NY5 and NY4 Data Centers in Secaucus, NJ.~~ Cross connection to LX ~~will only be available for those symbols trading on the Barclays platform located in the~~ is available to connect directly to the LX gateway housed in the Equinix NY5 data center in Secaucas, NJ. All orders bound for LX via direct connection to LX will first pass through the LX gateways hosted on Barclays' technology platform as the access point to LX~~; for symbols migrated to the Ocean platform,~~ and Barclays will then send the order ~~in those symbols~~ to the LX matching engine hosted by Ocean in the Equinix NY4 data center in Secaucus, NJ. Direct connectivity to LX via cross connections is available by request made to Equinix. Barclays supports Gigabit (copper/multi-mode fiber/single-mode fiber) and 10Gig (single-mode fiber) connections. Barclays does not charge any fees for a direct connection. Connectivity to LX requires the client to lease private connectivity, either by establishing a cross connection or leveraging a private connectivity network (e.g., a leased fiber optics line or a network like SFTI). Subscriber cross-connects terminate on Barclays owned and managed network switches. All of the equipment in the cabinets hosting LX infrastructure on the Barclays technology platform is solely owned and managed by Barclays~~, other than appliances owned by Exegy for purposes of providing market data to the Barclays hosted portion of LX~~. Subscriber hardware is kept separate from Barclays' equipment. Barclays does not share its cabinets with any clients or third parties. Subscriber access to the LX gateways is controlled via network routing rules and a standard FIX SenderCompID/TargetCompID log-on process. Subscribers must successfully log on before submitting orders.

Part III, Item 8(a):
BCI may place maximum order or trading interest sizes for purposes of compliance with SEC Rule 15c3-5. ~~These limitations apply equally to both the Barclays and Ocean platforms.~~

Part III, Item 11(a):
LX is an NMS Stock ATS operated by Barclays Electronic Trading Department within Barclays' Equities business. LX offers matching services in all eligible NMS stocks. LX is a matching system that matches non-displayed orders based on an Effective Price/Tier/time priority methodology. LX supports Conditional Orders as described in Part III, Item 9 that allow Subscribers to place non-firm trading interests into LX for matching through a Firm-up process. LX establishes a non-displayed order book for each NMS stock available for matching that is comprised of all unexecuted Firm orders with a time in force of Day. The order book is further described in Part III, Items 11(c) and 15.
~~During the initial migration of the technology platform to Ocean, as discussed in Part I, Item 7, LX will be simultaneously located at both the Equinix NY5 and NY4 Data Centers in Secaucus, NJ, though symbols will only be available on one platform or the other as part of the symbol by symbol migration. The migration is planned to begin on June 1, 2023 on a symbol by symbol~~

basis. It is anticipated that all symbols will be migrated to the Ocean platform by June 9, 2023. The tentative schedule of symbol transition is as follows: June 1, 2023 – Symbols beginning with Q; June 5, 2023 – Symbols beginning with I, J, K, L, O, P or R; June 9, 2023 – Symbols beginning with A, B, C, D, E, F, G, H, M, N, S, T, U, V, W, X, Y or Z. This rollout schedule is subject to change. The latest updates and up to date information on the migration of symbols are available at https://www.barx.com/eqdisclosures.html.

LX utilizes Equinix as the provider of the co-location services. As discussed in Part III, Item 23, LX utilizes Exegy for market data for symbols traded on the Barclays technology platform during the migration to Ocean. Additionally, the Barclays platform has the ability to failover to market data feeds provided by the SIP. For symbols traded on the Ocean platform, direct market data feeds are sourced as set forth in Part III, Item 23, for those markets where Ocean does not have direct market data feeds, Ocean utilizes the Securities Information Processors ("SIP") for market data. Broadridge Business Process Outsourcing LLC ("Broadridge") provides clearance and settlement services for Barclays including in respect of executions that take place in LX as further described in Part III, Item 22.

The following list outlines the key differences in functionality and operation between the Barclays and Ocean platforms:

- When a client sends an invalid "replace" message, the Barclays-hosted matching engine will reject the invalid message and maintain the prior order on the book whereas the Ocean-hosted platform will reject the invalid message and also cancel the prior order.
- On the Barclays platform, if the order quantity is set to a value less than the MinQty for an order, the order will be rejected. However, on the Ocean platform, rather than reject the order in this scenario, the order may still be accepted into the order book if the subscriber is setup to have the leaves quantity on an order become the minimum quantity.
- If a subscriber submits a Firm Up IOC order and there is only sufficient volume available on the engine at that time to partially fill the order, the Barclays platform will complete the partial fills available and continue to let the IOC seek additional eligible firm up volume until the timer ends, at which time the remainder would then be cancelled. Unlike the Barclays platform, the Ocean platform will cancel the Firm Up IOC instantly once it has determined that there are no longer any firm up orders to execute against.
- The Barclays platform allows a subscriber to change the side of market and/or order capacity (agent/principal) between their conditional order and the related firm up order; the Ocean platform, on the other hand, will reject the firm up order if either of these attributes are different from the related conditional order.
- Where a conditional order is submitted and there are multiple conditional orders on the opposite side with which the new order could potentially trade, the Barclays-hosted platform will send conditional invites to all eligible contra orders and will utilize the same matchID. On the Ocean platform, this scenario would result in only one conditional invite being sent to the contra order with first priority. Should there be a failure to firm up the match, a new conditional order would need to be entered and a new conditional invite would be sent to the then resting contra conditional order with priority; there is no ability for Ocean to send multiple conditional invites for a single conditional order.
- While both platforms will accept orders outside of the LULD bands, where the market is in a Straddle State, the Barclays-hosted platform allows for executions where the calculated crossing price is inside the LULD bands while the Ocean-hosted platform pauses all matching.

Part III, Item 11(c):
LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and

any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. ET on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitation. If the sending of a Conditional Invitation is triggered at this time then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the match timer, as further described in Part III, Item 9. Please note that in the event a Conditional Eligible IOC Firm Order triggers a Conditional Invitation, the order will continue to abide by the trading rules of LX, including being eligible to interact with firm orders in the book during the period of the "match timer." If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be canceled back to the Subscriber.

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. Please note that for any midpoint peg orders in names priced under $1.00 and where the midpoint of the NBBO extends to five decimal places, LX will assign an Effective Price equal to the midpoint of the NBBO rounded to the nearest valid passive 4-decimal price level. For example, if the NBBO is 0.0020/0.0023 a midpoint peg order to buy will be assigned an Effective Price of 0.0021. The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays

Trading Desks. When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). While ~~both platforms~~ LX will accept orders outside of the LULD bands, where the market is in a Straddle State, ~~the Barclays hosted platform allows for executions where the calculated crossing price is inside the LULD bands while the Ocean hosted platform~~ LX pauses all matching. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from ~~the SIP either via Exegy (on the Barclays platform) or~~ the direct market data feeds and SIP, as set forth in Part III, Item 23~~, (on the Ocean platform))~~ and at least one execution has occurred on any other Trading Center.

LOCKED & CROSSED MARKETS. During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt-out of any locked market crossing for all their trades or on a trade-by-trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market. LX will not execute during a crossed market. Orders will reside on the order book until the crossed market has ended.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker, where the split results in an execution price within 4 decimal places. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO). If the 50% split is outside 4-decimal point precision then the execution price will be conservatively rounded to the nearest 4-decimal place price level, such that any residual amount is allocated to the provider as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO). For example, suppose that a buyer has a posted order in the order book at a limit price of $0.0025. Subsequently, a seller sends an order with a limit price of $0.0020. The two orders will be crossed at a price of $0.0022 (each side gets $0.0002 from the price overlap of $0.0005 leaving the residual $0.0001 to be allocated to the provider because it cannot be divided into a 4-decimal place value).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Part III, Item 21(a):

~~During the migration to Ocean, Barclays will submit reports of trade executions on the Barclays hosted symbols on LX and~~ Ocean will submit reports of trade executions on ~~the Ocean hosted symbols, both~~ LX under the LATS MPID (in compliance with the FINRA Rule 6160) to a Trade Reporting Facility ("TRF"). All transactions executed in LX for all Subscribers will be reported to the NASDAQ TRF. Barclays also maintains an audit trail of orders and executions involving LX and submits Consolidated Audit Trail ("CAT") reports to FINRA as required by FINRA's CAT Rules. Barclays will not submit CAT reports for Conditional Order Negotiations in compliance with FINRA's CAT Frequently Asked Questions - B3. For purposes of Rule 605 of Regulation NMS, Barclays compiles a monthly report regarding execution quality and publishes the report in accordance with the rule. Barclays does not report principal-to-principal transactions between trading desks within the same Barclays entity as trade executions.

Part III, Item 23:

~~MARKET DATA FOR SYMBOLS ON BARCLAYS HOSTED PLATFORM: The Barclays platform for LX utilizes Exegy for the purposes of determining the current NBBO and prices for pegged orders. The vendor calculates the current NBBO based on direct data feeds received by Barclays. Barclays receives direct data feeds from every national securities exchange that make such feeds available under Regulation NMS. Barclays uses the NBBO to price, prioritize and execute orders as described in Part III, Item 11. LX is designed to operate in compliance with all applicable rules and regulations (e.g., Reg NMS, Reg SHO, etc.). LX has the ability to failover to market data feeds received by Exegy from securities information processors ("SIPs" or "SIP") for the best bids and offers of a protected venue or for all protected venues under extraordinary circumstances (e.g., if the venue is experiencing technology issues or if there is an issue with the feed for all venues). Barclays utilizes the SIP feeds from Exegy for data updates such as security status codes or other information that may not be readily available on direct feeds (e.g., halted stock information).~~

~~MARKET DATA FOR SYMBOLS ON OCEAN HOSTED PLATFORM:~~ LX uses an NBBO constructed by Ocean. The NASDAQ Ocean platform uses a combination of full network redundant market data feeds and market data disseminated by the Securities Information Processors ("SIP") to construct the NBBO. Specifically, Ocean uses direct market data feeds for all exchanges other than LTSE and FINRA ADF. Separately, Ocean uses full network redundant SIP feeds as a secondary source of the NBBO. The constructed NBBO is used to price, prioritize, and execute orders. LX will arbitrate between the two feeds, direct or SIP, based on the detection of any market data latency. If there is an issue with the constructed NBBO, transactions in LX will be priced solely using the NBBO disseminated by the SIPs. Accordingly, all executions in LX are programmed to match at or within the constructed NBBO or the SIP NBBO.